Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator of the
Cincinnati Bell Inc. Savings and Security Plan

We consent to the incorporation by reference in the Registration Statement (No. 333-192226) on Form S-8 of Cincinnati Bell Inc. of our report dated June 24, 2019, with respect to the statements of net assets available for benefits of Cincinnati Bell Inc. Savings and Security Plan as of December 30, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 30, 2018, and the related supplemental schedule as of December 30, 2018, which report appears in the December 30, 2018 annual report on Form 11-K of Cincinnati Bell Inc. Savings and Security Plan.

Cincinnati, Ohio
June 24, 2019